Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Blonder Tongue Laboratories, Inc. on Amendment No. 1 to Form S-3 (File No, 333-254719) of our report dated March 25, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Blonder Tongue Laboratories, Inc. as of December 31, 2020 and 2019 and for each of the years in the two year period ended December 31, 2020, appearing in the Annual Report on Form 10-K of Blonder Tongue Laboratories, Inc. for the year ended December 31, 2020. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

April 19, 2021